Mail Stop 4561

October 30, 2007

John A. Bardis
President and Chief Executive Officer
MedAssets, Inc.
100 North Point Center East
Suite 200
Alpharetta, GA 30022

      Re: **MedAssets, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed October 9, 2007
               File No. 333-145693

Dear Mr. Bardis:

We have reviewed your filing and have the following comments.

Inside Cover Page Graphics

1.   We have reviewed the graphic provided supplementally that you propose to use on the inside cover page of the prospectus. Cover page graphics should provide a depiction of the issuer's products or services or how they are used, or otherwise introduce investors to the company's business activities. Your proposed graphic seems more appropriately directed to customers and advertisers than investors. We do not object to inclusion of the graphic in the Business section, where it can be accompanied by text that is sufficiently extensive to explain its purpose and limitations, but its presentation on the inside cover page appears overly promotional and does not allow for adequate explanatory text. We note also that the artwork should comply with plain English principles. In this regard, terms such as "Revenue Cycle Management" and "Spend Management" are not readily understandable and should be reserved for portions of the registration statement where they can be more fully explained. Please revise your proposed artwork accordingly.

Management's Discussion and Analysis, page 40

Overview, page 40

2. We note that you have revised Results of Operations to provide additional information and insight with respect to the company's financial performance and operating results. Consider also expanding your Overview to include management's perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the discussion. Identify the factors that MedAssets' executives focus on in evaluating the financial condition and operating performance of your business. Consider addressing the material operations, the opportunities, risks and challenges facing your company and how management is dealing with these issues. Refer to SEC Release 33-8350.

Share-Based Compensation, page 58

3. Please further clarify how you determined the underlying value of your common stock for purposes of determining the value of the stock options granted in September 2007. Clarify why you believe it is appropriate to use the value of your common stock as of July 27, 2007, less the impact of a special dividend to value your common stock in September 2007. Absent the impact of the special dividend, please clarify why your common stock did not become more valuable from July 2007 to September 2007. Clarify how you valued the impact of the special dividend on the underlying value of your common stock.

Use of Non-GAAP Financial Measure, page 62

4. We note your response to comment number 13 from our letter dated September 26, 2007, with respect to your use of non-GAAP financial measures. Please address the following additional comments with respect to your response:

- Your response states that impairment of intangible assets, litigation expenses, purchase accounting adjustments and failed acquisition charges are non-recurring expenses. It appears that you believe these expenses are non-recurring as they relate to specific assets impaired, litigation and acquisitions. However, as you have a past pattern of recording these charges in your results of operations, it would be difficult for you to meet the burden of demonstrating the usefulness of excluding these charges unless you can demonstrate that similar charges will not continue and there is no other unusual reason you can substantiate to identify the special nature of the charges. We refer you to Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Accordingly, please clarify the usefulness of excluding these non-recurring charges from your GAAP measure pursuant to this guidance or revise to remove these items from your non-GAAP measure.

- Your response states that your current credit agreement has financial covenants which utilize an Adjusted EBITDA metric that is highly similar to the non-GAAP measure presented in your registration statement and these covenants test your operating performance and liquidity. Please further clarify why you believe that this covenant tests your operating performance as opposed to solely testing your liquidity. If you determine that the covenant does test liquidity and not performance, Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

5. Your disclosure of your Adjusted EBIDTA non-GAAP measure on page 1 appears to have equal or greater prominence to the most directly comparable GAAP financial measure. Revise your disclosure to ensure that your non-GAAP measure does not have the appearance of being equal to your GAAP measure to ensure you are in full compliance with Regulation S-K, Item 10(e)(i)(A).

Compensation Committee Interlocks and Insider Participation, page 92

6. We note the sentence you added to the end of this disclosure and assume that you intended to limit it to fiscal year 2006. Please revise accordingly.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-12

7. Your response to prior comment number 28 states that you have established the fair value of group purchasing services based on the price charged when it is sold separately. We also note that you record revenue from group purchasing fees in the period you receive the report of customer purchasing data from the vendors, which is usually a month or quarter in arrears of the actual customer purchase activity, as you are unable to estimate the fees earned in the period of the actual customer purchase activity. Further clarify how you have determined that you have established fair value of the undelivered group purchasing services when you do not know the total fair value of the services that you will deliver in

a particular arrangement. Explain how your accounting policy would be affected if you were unable to account for the group purchasing services as a separate unit of accounting from your consulting and/or ASP based subscription services.

8.   We note your response to prior comment number 30 and revised disclosure with respect to your accounting policy for consulting fees with performance targets, which states that revenue is recognized as the performance target is achieved and the applicable contingency is released as evidenced by written customer acceptance. Please further clarify whether you defer revenue until the refund period expires or whether you estimate the remaining contingency as the service is performed; that is, clarify whether you apply the guidance in SFAS 140 or whether you apply SFAS 48 by analogy when accounting for the refundable service fees. We refer you to SAB Topic 13, Section A.4.a. In this respect, we note that these engagements generally range from six to twelve months, but your policy indicates that the performance targets may be achieved on a quarterly period (as opposed to the end of the contingency period). Clarify whether you obtain written customer acceptance as the service is performed (e.g., on a quarterly basis) or only upon the expiration of the refund period.

Note 8. Redeemable Convertible Preferred Stock, page F-38

9.   We note your response to prior comment number 39 regarding your accounting for your Series E Preferred Stock. Please further clarify why you believe that the Series E Preferred Stock is in the scope of the stock-based compensation guidance of APB 25, FIN 44 and EITF 00-23. As part of your response, please clarify how you considered whether the put option included in the Series E preferred stock should be accounted for as a derivative in accordance with SFAS 133; we refer you to paragraphs 6, 12 and 61.e of this guidance.

Note 11. Income Taxes, page F-49

10.   Your response to prior comment number 49 states that you were not permitted to reflect the change in your accounting policy for income taxes resulting from the change in your revenue policy until you received approval from the IRS. Please clarify in detail the full impact that the change on your revenue policy had on your accounting policy for income taxes and how your accounting for the change complies with paragraphs 4 through 11 of SFAS 154. In this respect, it appears that you retrospectively applied the change from the Estimated Shipment method to the As Reported method as it was treated as a change in accounting

principle. Please clarify whether your accounting for the income tax impact of this change was treated consistently with the change in the revenue policy; that is, explain whether you retrospectively changed the tax basis of the related temporary differences. In addition, clarify the nature of the deferred tax asset for which you retained the valuation allowance as of December 31, 2005.

11.   Please explain why your long term deferred tax asset decreased by approximately $8.6 million in the first six months of fiscal year 2007. If there was a change in your valuation allowance during the six months ended June 30, 2007, please revise to disclose such change pursuant to paragraph 43 of SFAS 109.

12.   We note that the majority of your current deferred tax asset relates to net operating loss carryforwards. Please clarify how you determined that the amount classified as current as of December 31, 2006, and June 30, 2007, is expected to reverse within one year of the of the respective balance sheet date. In this respect, please clarify how your presentation complies with SFAS 109, paragraph 41, and SFAS 37, paragraph 4.

Note 12. Income (Loss) per Share, page F-53

13.   Please revise to disclose the effect that has been given to preferred dividends in arriving at income to common stockholders in computing basic EPS pursuant to paragraph 40.b of SFAS 128. In this respect, the tabular presentation does not disclose the amount of preferred stock dividends and accretion reducing net income from continuing operations to arrive at net loss attributable to common stockholders for all periods presented.

Supplemental Materials

14.   We note that you have provided supplemental materials in connection with the following statement on page 72 of the prospectus: "In 2006, spending on hospital care was estimated to be $650 billion, representing the single largest component, or 31% of the $2.1 trillion in total health expenditures." The materials provided, however, indicate that expenditures on "Professional Services" are estimated to be a larger component of national health expenditures than expenditures on "Hospital Care," a comparable category, for 2006. Please revise your filing accordingly, or explain to us how the materials provided support the claim that estimated spending on hospital care represents the single largest component of estimated total health expenditures.

15. We note the supplemental materials provided in the binder titled "MedAssets, Inc. Company Data Sourcebook" in response to prior comment number 4. It is unclear who published or provided the materials located behind tabs 8 and 11 of this binder. Please identify the source(s) of these materials.

***

If you have questions regarding comments on the financial statements or related matters, please contact Morgan Youngwood at (202) 551-3479 or Chris White at (202) 551-3461. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 728-8111
     Steven J. Gartner, Esq.
     Morgan D. Elwyn, Esq.
     Wilkie Farr & Gallagher LLP
     Telephone: (212) 728-8000